

R3 Printing, Inc.

145 South Fairfax Avenue, Suite 200
Los Angeles, CA 90036
(310) 499-2352
r3printing.com

ANNUAL REPORT

This Annual Report is dated April 24, 2025.

BUSINESS

Description of Business:

R3 Printing, Inc. (the Company) develops, markets, and commercializes three-dimensional printing technology, including additive manufacturing systems (3D printers), as well as related hardware, software, and services. Its target market includes businesses across all industries, with a primary focus on serving on-demand manufacturing businesses that perform 3D printing as a service.

The Company has also collaborated with the United States Air Force ("USAF") after it was awarded a Small Business Innovation Research ("SBIR") grant by the USAF, and with Defense Innovation Lab, Inc. ("DiLab") for a New York State-funded joint research and development initiative via a Manufacturing Technology Assistance Grant ("MTAG").

Corporate History:

A 3D printing service under the name "R3 Printing, LLC" was organized under the laws of New York on February 25, 2014. R3 Printing, LLC provided on-demand manufacturing services using 3D printers.

A new company, R3 Printing, Inc., was formed as a Delaware corporation on March 12, 2018, with a business goal of developing, manufacturing, and distributing automated 3D printers as well as related hardware, software, and services for the purpose of serving businesses across all industries in order to make additive manufacturing more scalable, efficient, and profitable.

Intellectual Property:

As of December 31, 2024, the Company had 11 granted utility patents and 6 pending utility patent applications.

PREVIOUS OFFERINGS

Crowd SAFE 2018
Type of Security Sold: Crowd SAFE
Final Amount Sold: $97,728.05
Use of Proceeds: Research & Development, Operating Expenses
Date: July 12, 2018
Offering Exemption Relied Upon: Regulation CF

Crowd SAFE 2019
Type of Security Sold: Crowd SAFE
Final Amount Sold: $435,000.00
Use of Proceeds: Research & Development, Operating Expenses
Date: September 25, 2019
Offering Exemption Relied Upon: Regulation CF

Convertible Promissory Note - Series 2020 - CF
Type of Security Sold: Convertible Note
Final Amount Sold: $1,629,900.00
Use of Proceeds: Research & Development, Operating Expenses
Date: June 30, 2021
Offering Exemption Relied Upon: Regulation CF

Convertible Promissory Note - Series 2022 - CF
Type of Security Sold: Convertible Note
Final Amount Sold: $3,369,310.18
Use of Proceeds: Research & Development, Operating Expenses
Date: March 22, 2024
Offering Exemption Relied Upon: Regulation CF

REGULATORY INFORMATION

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

As of December 31, 2024, the Company's total cash on hand was $1,084,489 to sustain operations and execute its business strategy. Given the Company's average burn rate and projected expenditures, the Company estimates that it has a runway of approximately 18 months from that date.

Foreseeable major expenses based on projections:

In addition to payroll costs and office space, the Company foresees its largest expenditures to be in the upcoming costs of a first factory run of its product, which is expected to launch within the next year, followed by the costs of continued research and development activities, as well as continued investment in the protection of its intellectual property with patents and trademarks.

Future operational challenges and future challenges related to capital resources:

As of December 31, 2024, the Company was still at a pre-operational stage. However, the upcoming upfront costs of a first factory run for the Company's product, followed by the associated costs of having a product on the market (e.g. customer support, returns and warranty logistics, etc.), will be substantial. The Company must be diligent in ensuring that budgeted amounts are adequate and can at least somewhat account for unforeseen factors such as cost overruns, increased operating costs, or unexpected developments during product manufacturing. In some possible scenarios, the Company may have to require additional capital investments or debt financing.

Future milestones and events:

At such a time when the Company's product is on the market, revenue generated from product sales will be a significant source of strength in the Company's financial standing. In addition, once the Company's products' productivity and reliability are validated by end-users, there is a significantly higher probability of the Company being able to secure long-term revenue streams via public-sector procurement contracts.

Liquidity and Capital Resources

At December 31, 2024, the Company's total cash on hand was $1,084,489.

Debt

Creditor: Ocean Capital III, LLC
Amount Owed: $50,000.00
Interest Rate: 5.0%
Maturity Date: March 21, 2021

The convertible note is associated with a stock warrant allowing the investor to purchase up to 50 percent of the available convertible debt or equity securities offered by the Company in an institutional securities offering, up to $500,000. The convertible note also provides an automatic conversion to equity at 75 percent of the price of the equity issued in a qualifying financing event or an option to convert to equity at specified pricing in a non-qualified round of financing.

Creditor: Equity Crowdfunding Investors via StartEngine (2020)
Amount Owed: $1,662,498.00
Interest Rate: 5.0%
Maturity Date: January 01, 2024

Conversion Into Non-Voting Common Stock: The Convertible Promissory Notes issued in the Regulation Crowdfunding offering "Convertible Promissory Note - Series 2020 - CF" as amended and hosted on StartEngine, may convert into Non-Voting Common Stock.

Aggregate Dollar Amount Outstanding: The aggregate principal amount of Convertible Promissory Notes issued by the Company is $1,662,498.00, which includes a Convertible Promissory Note with the principal amount of $32,598.00 that was issued to StartEngine as a form of compensation in connection with such Regulation Crowdfunding offering.

Creditor: Equity Crowdfunding Investors via StartEngine (2022)
Amount Owed: $3,470,389.49
Interest Rate: 1.0%
Maturity Date: January 01, 2024

Conversion Into Non-Voting Common Stock: The Convertible Promissory Notes issued in the Regulation Crowdfunding offering "Convertible Promissory Note - Series 2022 - CF" as amended and hosted on StartEngine, may convert into Non-Voting Common Stock.

Aggregate Dollar Amount Outstanding: The aggregate principal amount of Convertible Promissory Notes issued by the Company is $3,470,389.49, which includes a Convertible Promissory Note with the principal amount of $101,079.31 that was issued to StartEngine as a form of compensation in connection with such Regulation Crowdfunding offering.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The Company's directors and executive officers as of the date hereof are as follows:

Paul Sieradzki | Co-Founder & CEO

Paul Sieradzki's current primary role is with the Company, serving as its Chief Executive Officer.

Positions and offices currently held at the Company:

Position: Director; Treasurer; Head of Product
Dates of Service: March, 2018 - Present
Responsibilities: As Director and Head of Product, Paul oversees the design, engineering, and architecture of the Company's current products and future product roadmap. Paul is also the head of the Company's intellectual property strategy, and is a patented inventor with several additional utility patent applications pending. As Treasurer, Paul is responsible for the Company's liquidity, investments, and risk management related to the Company's financial activities.

Position: Chief Executive Officer; President
Dates of Service: October, 2019 - Present
Responsibilities: As CEO and President, Paul is responsible for maximizing the value of the Company and for creating, communicating, and implementing the Company's vision, mission and overall direction.

Other business experience:

Employer: Bridgewater Associates, LP
Title: Associate, Critical Technology Infrastructure
Dates of Service: June, 2016 - October, 2018
Responsibilities: Managed key components of the firm's critical technology infrastructure. Architected a firm-wide overhaul of automated alerting capabilities to replace aging infrastructure with a secure, cloud-based system compatible with modern devices.

Petra Wood | Co-Founder & COO

Petra Wood's current primary role is with the Company, serving as its Chief Operating Officer.

Positions and offices currently held at the Company:

Position: Director; Vice President; Head of Growth
Dates of Service: August, 2019 - Present
Responsibilities: As Director and Head of Growth, Petra oversees all initiatives pertaining to the growth of the Company, including market research, fundraising strategy, staffing and recruiting, branding, and digital marketing & advertising. As Vice President, Petra provides support to President Paul Sieradzki by overseeing internal operations and stepping in should the President become unavailable.

Position: Chief Operating Officer; Secretary
Dates of Service: October, 2019 - Present
Responsibilities: As COO and Secretary, Petra is responsible for the daily operation of the Company, and ensures all rules and bylaws of the corporation are adhered to by the board during meetings, maintains all of the records and documentation for the corporation, and records the minutes of each board meeting.

Other business experience:

Employer: Dentsu Aegis Network - Amnet Group
Title: Media Specialist
Dates of Service: April, 2018 - August, 2019
Responsibilities: Led weekly client meetings to guide strategy and consult on tactics based on reporting. Optimized and crafted marketing campaigns, built reports, and performed analysis on KPIs for clients.

Employer: Disney ABC Television Group
Title: Production Associate
Dates of Service: July, 2017 - March, 2018
Responsibilities: Worked directly with executive producers at Lincoln Square Productions, the nonfiction division of Disney TV Group/ABC News. Supported the development of nonfiction content and documentary production including research and pitch-writing throughout the production of National Geographic-backed documentary series "Inside Out With Katie Couric".

PRINCIPAL SECURITIES HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Paul Sieradzki | Co-Founder & CEO

Title of class: Common Stock
Stockholder Name: Paul Sieradzki
Amount and nature of Beneficial ownership: 4,360,000 shares
Percent of class: 43.60

Title of class: Crowd SAFE 2018
Stockholder Name: Paul Sieradzki
Amount and nature of Beneficial ownership: 1 Crowd SAFE, $4,000.00

Title of class: Crowd SAFE 2019
Stockholder Name: Paul Sieradzki
Amount and nature of Beneficial ownership: 1 Crowd SAFE, $2,200.00

Petra Wood | Co-Founder & COO

Title of class: Common Stock
Stockholder Name: Petra Wood
Amount and nature of Beneficial ownership: 4,360,000 shares
Percent of class: 43.60

Title of class: Crowd SAFE 2018
Stockholder Name: Petra Wood
Amount and nature of Beneficial ownership: 1 Crowd SAFE, $50.00

Title of class: Crowd SAFE 2019
Stockholder Name: Petra Wood
Amount and nature of Beneficial ownership: 1 Crowd SAFE, $500.00

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Common Stock, "Convertible Note 2018", "Crowd SAFE 2018", "Crowd SAFE 2019", "Convertible Promissory Note - Series 2020 – CF", and "Convertible Promissory Note - Series 2022 – CF".

Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Material Rights

Total Amount Outstanding

The total amount outstanding includes 80,000 shares to be issued pursuant to outstanding Warrants.

Material Rights of Security

Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the Corporation ("Common Stock") or any right or interest therein held by such stockholder, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 11.03:

(a) If the stockholder receives from anyone a bona fide offer acceptable to the stockholder to purchase any Common Stock held by such stockholder, then the stockholder shall first give written notice thereof to the corporation (the "Transfer Notice"). The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the price per share and all other terms and conditions of the offer.

(b) For fifteen (15) days following receipt of the Transfer Notice, the corporation or its assigns shall have the option to purchase all or, with the consent of the stockholder, any lesser part of the Common Stock specified in the notice at the price and upon the terms set forth in such bona fide offer. In the event the corporation elects to purchase all or, as agreed by the stockholder, a lesser part, of the Common Stock, it shall give written notice to the selling stockholder of its election and settlement for said Common Stock shall be made as provided below in 11.03(c).

(c) In the event the corporation elects to acquire any of the Common Stock of the selling stockholder as specified in said selling stockholder's notice, the Secretary of the corporation shall so notify the selling stockholder and settlement thereof shall be made in cash, check, or other means of payment mutually agreeable to the parties within thirty (30) days after the Secretary of the corporation receives said selling stockholder's Transfer Notice; provided that if the terms of payment set forth in said selling stockholder's notice were other than cash against delivery, the corporation shall pay for said Common Stock on the same terms and conditions set forth in said selling stockholder's Transfer Notice.

(d) In the event the corporation does not elect to acquire all of the Common Stock specified in the selling stockholder's notice, said selling stockholder may, within the sixty (60) day period following the corporation's receipt of the Transfer Notice, sell elsewhere the Common Stock specified in said selling stockholder's Transfer Notice which were not acquired by the corporation, in accordance with the provisions of paragraph (c) of this bylaw, provided that said sale shall not be on terms and conditions more favorable to the purchaser than those contained in the bona fide offer set forth in said selling stockholder's Transfer Notice. All Common Stock so sold by said selling stockholder shall continue to be subject to the provisions of this Section 11.03 in the same manner as before said transfer.

(e) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Section 11.03:

(1) A stockholder's transfer of any or all Common Stock held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's Immediate Family, as defined herein. "Immediate Family" as used herein shall mean spouse (including, without limitation, any domestic partner or partner by virtue of same-sex marriage and/or civil union), lineal or adopted descendent, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder's bona fide pledge or mortgage of any Common Stock with a commercial lending institution, provided that any subsequent transfer of said Common Stock by said institution shall be conducted in the manner set forth in this bylaw.

(3) A stockholder's transfer of any or all of such stockholder's Common Stock to any other stockholder of the corporation.

(4) A stockholder's transfer of any or all of such stockholder's Common Stock to a person who, at the time of such transfer, is an officer or director of the corporation.

(5) A corporate stockholder's transfer of any or all of its Common Stock pursuant to and in accordance with the terms of any merger, consolidation, reclassification of Common Stock or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder's transfer of any or all of its Common Stock to any or all of its stockholders.

(7) A transfer of any or all of the Common Stock held by a stockholder which is a limited or general partnership to any or all of its partners.

(f) In any such case, the transferee, assignee, or other recipient shall receive and hold such Common Stock subject to the provisions of Section 11.03(c), and there shall be no further transfer of such Common Stock except in accord with Section 11.03.

(g) Any sale or transfer, or purported sale or transfer, of Common Stock shall be null and void unless the terms, conditions, and provisions of this Section 11.03 are strictly observed and followed.

(h) The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur: (1) upon the date Common Stock of the corporation is first offered to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended; or

(2) upon any deemed liquidation event (as may be defined in the Certificate of Incorporation).

The certificates representing the Common Stock shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(i) The provisions of this Section 11.03 shall not apply to any transfer of shares of preferred stock of the corporation or the shares of Common Stock issued upon conversion thereof.

Convertible Note 2018

The security will convert into Equity securities - see 'conversion' section below. and the terms of the Convertible Note 2018 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: March 21, 2021
Interest Rate: 5.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: Multiple Conversion Triggers - See 'Conversion' section below.

Material Rights

Interest Rate and Maturity Date

The Convertible Note 2018 was issued with an interest rate of 5% per annum, compounding annually. Unless earlier repaid or converted, the entire principal amount of the Convertible Note 2018 plus any accrued and unpaid interest thereon (the "Outstanding Obligation") shall be due and payable on the Maturity Date (as defined herein). The Maturity Date of the Convertible Note 2018 is the first to occur (i) the third anniversary of the closing, occurred on March 21, 2018, or upon (ii) (a) a consolidation or merger of the Company (except any such consolidation or merger in which the equity interests of the Company outstanding immediately prior to such consolidation or merger represent a majority. by voting power, of the equity of the surviving entity), (b) a sale or other disposition of all or substantially all of the assets of the Company, (c) the sale of more than 50% of the equity interests of the Company, or (d) the liquidation, dissolution and winding-up of the Company (each a "Exit Transaction"), (the "Maturity Date").

Event of Default

In the Event of Default, as defined in that specific note and warrant purchase agreement, dated March 21, 2018 (the "Note and Warrant Purchase Agreement"), all amounts due under the Convertible Note 2018 shall become immediately due and payable and the interest rate under the Convertible Note 2018 shall be equal to 10% per annum, compounding annually.

Conversion

In the event that the Company sells equity securities, in a single transaction or a series of related transactions, with minimum gross proceeds of $1,000,000 to the Company (which does not include the Outstanding Obligation under the Convertible Note 2018), while the Convertible Note 2018 is still outstanding, the Outstanding Obligation under the Convertible Note 2018 shall automatically convert into equity securities sold and issued by the Company at the Conversion Price, as defined in the Convertible Note 2018 and Warrant Purchase Agreement, in connection such equity financing transaction(s). Further, in the event that the Company sells any debt or equity securities, regardless of the amount, while the Convertible Note 2018 is still outstanding, the holder of the Convertible Note 2018 shall have the right, but not the obligation to convert the Outstanding Obligation under the Convertible Note 2018 into the equity securities sold and issued in the respective transaction at the Conversion Price, as defined in the Convertible Note 2018 and Warrant Purchase Agreement. Lastly, at any time from and after the Maturity Date, if the Convertible Note 2018 has not been repaid or converted pursuant to the foregoing, the holder of the Convertible Note 2018 shall have the right, but not the obligation, to convert the Outstanding Obligation under the Convertible Note 2018 at the Conversion Price, as defined in the Note and Warrant Purchase Agreement, into the senior-most equity security of the Company then authorized, and if only common equity securities are outstanding then, a newly-authorized preferred equity security with attributes similar to the ones described in Appendix A of the Note and Warrant Purchase Agreement.

Exit Premium

In the event of an Exit Transaction prior to the repayment in full or conversion of the Convertible Note 2018, the holder of the Convertible Note 2018 shall receive a payment equal to $25,000.

Participation Rights

Provided that the holder of the Convertible Note 2018 holds securities of the Company at the time of an Institutional Financing, as defined in the Note and Warrant Purchase Agreement, the holder of the Note shall have the right to purchase up to 50% of a convertible debt or equity securities offered by the Company in such an Institutional Financing. The cumulative amount of such participation by the holder of the Note shall not exceed $500,000.

Security Interest

The Convertible Note 2018 is not secured.

Crowd SAFE 2018

The security will convert into 'CF Shadow Series' capital stock and the terms of the Crowd SAFE 2018 are outlined below:

Amount outstanding: $97,728.00
Interest Rate: N/A
Discount Rate: 18.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Multiple Conversion Triggers - See 'Conversion' section below.

Material Rights

Voting Rights

The Crowd SAFEs 2018 do not have any voting rights. Further, upon conversion of the Crowd SAFEs 2018 into CF Shadow Series of Capital Stock, the holders of such CF Shadow Series shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for consent of the stockholders of the Company. Further, the holders of CF Shadow Series shall have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

Conversion

Upon the occurrence of an Equity Financing, the Crowd SAFEs 2018 may convert into CF Shadow Series of Capital Stock sold in the Equity Financing. "Equity Financing" shall mean for the purpose of this section the next sale (or series of related sales) by the Company of its Equity Securities (as defined below) to one or more third parties following the date of the Crowd SAFEs 2018 from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for capital stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "Equity Securities" shall mean for the purpose of this section common stock or preferred stock or any securities convertible into, exchangeable for, or conferring the right to purchase (with or without additional consideration) common stock of preferred stock, except in each case (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her, or its services, (ii) any convertible promissory note issued by the Company, and (iii) any SAFEs issued. "Capital Stock" shall mean for the purpose of this section preferred stock or another class issued by the Company in an Equity Financing.

First Equity Financing

Upon the occurrence of an Equity Financing before the Crowd SAFEs 2018 terminate in accordance with the provision contained in the Crowd SAFEs 2018 ("First Equity Financing"), the Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs 2018 without conversion into CF Shadow Series of Capital Stock or (ii) issue to the holders of Crowd SAFEs 2018 a number of shares of the CF Shadow Series of Capital Stock.

Subsequent Equity Financing

Prior to the termination of the Crowd SAFEs 2018 but after the First Equity Financing (each a "Subsequent Equity Financing"), the Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs 2018 without conversion into CF Shadow Series of Capital Stock or (ii) issue to the holders of Crowd SAFEs 2018 a number of shares of the CF Shadow Series of Capital Stock.

Liquidity Event

If there is a Change of Control (as defined below) or an IPO (as defined below) after one or more Equity Financings have occurred but before the termination of the Crowd SAFEs 2018, the holders of the Crowd SAFEs 2018, at their option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock, if they fail to select the cash option. "Change of Control" shall mean for the purpose of this section (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity, or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company. "IPO" shall mean for the purpose of this section the closing of the Company's first firm commitment underwritten initial public offering of common stock pursuant to an effective registration statement filed under the Securities Act.

Dissolution Event

If there is a Dissolution Event (as defined below) prior to the termination of the Crowd SAFEs 2018 due to an Equity Financing, Change of Control, or IPO, subject to the preferences applicable to any series of preferred stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) holders of Crowd SAFEs 2018 (on an as-converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event, (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holder of common stock upon a Dissolution Event, and (iii) all holders of common stock. "Dissolution Event" shall mean for the purpose of this section (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Company, excluding a Change of Control or IPO, whether voluntary or involuntary.

Anti-Dilution Rights

The Crowd SAFEs 2018 do not have anti-dilution rights.

Crowd SAFE 2019

The security will convert into 'CF Shadow Series' of capital stock and the terms of the Crowd SAFE 2019 are outlined below:

Amount outstanding: $435,000.00

Interest Rate: N/A

Discount Rate: 18.0%

Valuation Cap: $7,500,000.00

Conversion Trigger: Multiple Conversion Triggers - See 'Conversion' section below

Material Rights

Voting Rights

The Crowd SAFEs 2019 do not have any voting rights. Further, upon conversion of the Crowd SAFEs 2019 into CF Shadow Series of Capital Stock, the holders of such CF Shadow Series shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for consent of the stockholders of the Company. Further, the holders of CF Shadow Series shall have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

Conversion

Upon the occurrence of an Equity Financing, the Crowd SAFEs 2019 may convert into CF Shadow Series of Capital Stock sold in the Equity Financing. "Equity Financing" shall mean for the purpose of this section the next sale (or series of related sales) by the Company of its Equity Securities (as defined below) to one or more third parties following the date of the Crowd SAFEs 2019 from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for capital stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "Equity Securities" shall mean for the purpose of this section common stock or preferred stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) common stock of preferred stock, except in each case (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her, or its services, (ii) any convertible promissory note issued by the Company, and (iii) any SAFEs issued. "Capital Stock" shall mean for the purpose of this section preferred stock or another class issued by the Company in an Equity Financing.

First Equity Financing

Upon the occurrence of an Equity Financing before the Crowd SAFEs 2019 terminate in accordance with the provision contained in the Crowd SAFEs 2019 ("First Equity Financing"), the Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs 2019 without conversion into CF Shadow Series of Capital Stock or (ii) issue to the holders of Crowd SAFEs 2019 a number of shares of the CF Shadow Series of Capital Stock.

Subsequent Equity Financing

Prior to the termination of the Crowd SAFEs 2019 but after the First Equity Financing (each a "Subsequent Equity Financing"), the Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs 2019 without conversion into CF Shadow Series of Capital Stock or (ii) issue to the holders of Crowd SAFEs 2019 a number of shares of the CF Shadow Series of Capital Stock.

Liquidity Event

If there is a Change of Control (as defined below) or an IPO (as defined below) after one or more Equity Financings have occurred but before the termination of the Crowd SAFEs 2019, the holders of the Crowd SAFEs 2019, at their option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock, if they fail to select the cash option. "Change of Control" shall mean for the purpose of this section (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company. "IPO" shall mean for the purpose of this section the closing of the Company's first firm commitment underwritten initial public offering of common stock pursuant to an effective registration statement filed under the Securities Act.

Dissolution Event

If there is a Dissolution Event (as defined below) prior to the termination of the Crowd SAFEs 2019 due to an Equity Financing, Change of Control, or IPO, subject to the preferences applicable to any series of preferred stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) holders of Crowd SAFEs 2019 (on an as-converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event, (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holder of common stock upon a Dissolution Event and (iii) and all holders of common stock. "Dissolution Event" shall mean for the purpose of this section (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Company, excluding a Change of Control or IPO, whether voluntary or involuntary.

Anti-Dilution Rights

The Crowd SAFEs 2019 do not have anti-dilution rights.

Convertible Promissory Note - Series 2020 – CF

The security will convert into Non-Voting Common Stock and the terms of the Convertible Promissory Note - Series 2020 - CF are outlined below:

Amount outstanding: $1,662,498.00
Maturity Date: January 01, 2024
Interest Rate: 5.0%
Discount Rate: 18.0%
Valuation Cap: $8,000,000.00

Conversion Trigger: In the event that the Company issues and sells equity securities to investors on or before the date of the repayment in full of the Convertible Promissory Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of equity securities resulting in gross proceeds to the Company of at least $1,000,000 ("Qualified Financing"), then it converts into Non-Voting Common Stock. If the Convertible Promissory Note does not convert under a Qualified Financing prior to the Maturity Date, the Convertible Promissory Note, including the entire outstanding principal balance and all unpaid accrued interest, will automatically convert upon the Maturity Date into Non-Voting Common Stock of the Company.

Material Rights

Conversion Into Non-Voting Common Stock

The Convertible Promissory Notes issued in the Regulation Crowdfunding offering "Convertible Promissory Note - Series 2020 - CF" as amended and hosted on StartEngine, may convert into Non-Voting Common Stock.

Aggregate Dollar Amount Outstanding

The aggregate principal amount of Convertible Promissory Notes issued by the company is $1,662,498, which includes a Convertible Promissory Note with the principal amount of $32,598 that was issued to StartEngine as a form of compensation in connection with such Regulation Crowdfunding offering.

Amount Raised: $1,629,900
StartEngine 2% Equity Commission: $32,598
Total "Convertible Promissory Note - Series 2020 - CF" Securities Sold: $1,662,498

Sale of the Company

In the event the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of the Convertible Promissory Note, then (i) the Company will give the investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Convertible Promissory Note, the Company will pay to the investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all accrued and unpaid interest under the Convertible Promissory Note or (b) the amount the investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under the Convertible Promissory Note had been converted into Non-Voting Common Stock of the Company in accordance with the terms of the Convertible Promissory Note. "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is canceled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Prepayment

The Company may repay the Convertible Promissory Note prior to the Maturity Date with the written consent of 51% in interest of the investors.

Amendment; Waiver

Any term of the Convertible Promissory Note may be amended or waived with the written consent of the Company and 51% in interest of the investors.

Maturity

Unless the Convertible Promissory Note has been previously converted in accordance with the terms of the Convertible Promissory Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of

$8,000,000 divided by the aggregate number of outstanding common stock of the Company as of immediately prior to the conversion of these Convertible Promissory Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Convertible Promissory Note) as soon as reasonably practicable following the Maturity Date.

Material Rights of R3 Printing, Inc.'s Non-Voting Common Stock:

Same material rights and preferences as R3 Printing, Inc. Common Stock (see below), except for the right to vote. Material Rights of R3 Printing, Inc. Common Stock

Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the Corporation ("Common Stock") or any right or interest therein held by such stockholder, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 11.03:

(a) If the stockholder receives from anyone a bona fide offer acceptable to the stockholder to purchase any Common Stock held by such stockholder, then the stockholder shall first give written notice thereof to the corporation (the "Transfer Notice"). The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the price per share and all other terms and conditions of the offer.

(b) For fifteen (15) days following receipt of the Transfer Notice, the corporation or its assigns shall have the option to purchase all or, with the consent of the stockholder, any lesser part of the Common Stock specified in the notice at the price and upon the terms set forth in such bona fide offer. In the event the corporation elects to purchase all or, as agreed by the stockholder, a lesser part, of the Common Stock, it shall give written notice to the selling stockholder of its election and settlement for said Common Stock shall be made as provided below in 11.03(c).

(c) In the event the corporation elects to acquire any of the Common Stock of the selling stockholder as specified in said selling stockholder's notice, the Secretary of the corporation shall so notify the selling stockholder and settlement thereof shall be made in cash, check, or other means of payment mutually agreeable to the parties within thirty (30) days after the Secretary of the corporation receives said selling stockholder's Transfer Notice; provided that if the terms of payment set forth in said selling stockholder's notice were other than cash against delivery, the corporation shall pay for said Common Stock on the same terms and conditions set forth in said selling stockholder's Transfer Notice.

(d) In the event the corporation does not elect to acquire all of the Common Stock specified in the selling stockholder's notice, said selling stockholder may, within the sixty (60) day period following the corporation's receipt of the Transfer Notice, sell elsewhere the Common Stock specified in said selling stockholder's Transfer Notice which were not acquired by the corporation, in accordance with the provisions of paragraph (c) of this bylaw, provided that said sale shall not be on terms and conditions more favorable to the purchaser than those contained in the bona fide offer set forth in said selling stockholder's Transfer Notice. All Common Stock so sold by said selling stockholder shall continue to be subject to the provisions of this Section 11.03 in the same manner as before said transfer.

(e) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Section 11.03:

(1) A stockholder's transfer of any or all Common Stock held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's Immediate Family, as defined herein. "Immediate Family" as used herein shall mean spouse (including, without limitation, any

domestic partner or partner by virtue of same-sex marriage and/or civil union), lineal or adopted descendent, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder's bona fide pledge or mortgage of any Common Stock with a commercial lending institution, provided that any subsequent transfer of said Common Stock by said institution shall be conducted in the manner set forth in this bylaw.

(3) A stockholder's transfer of any or all of such stockholder's Common Stock to any other stockholder of the corporation.

(4) A stockholder's transfer of any or all of such stockholder's Common Stock to a person who, at the time of such transfer, is an officer or director of the corporation.

(5) A corporate stockholder's transfer of any or all of its Common Stock pursuant to and in accordance with the terms of any merger, consolidation, reclassification of Common Stock or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder's transfer of any or all of its Common Stock to any or all of its stockholders.

(7) A transfer of any or all of the Common Stock held by a stockholder which is a limited or general partnership to any or all of its partners.

(f) In any such case, the transferee, assignee, or other recipient shall receive and hold such Common Stock subject to the provisions of Section 11.03(c), and there shall be no further transfer of such Common Stock except in accord with Section 11.03.

(g) Any sale or transfer, or purported sale or transfer, of Common Stock shall be null and void unless the terms, conditions, and provisions of this Section 11.03 are strictly observed and followed.

(h) The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1) upon the date Common Stock of the corporation is first offered to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended; or

(2) upon any deemed liquidation event (as may be defined in the Certificate of Incorporation).

The certificates representing the Common Stock shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(i) The provisions of this Section 11.03 shall not apply to any transfer of shares of preferred stock of the corporation or the shares of Common Stock issued upon conversion thereof.

Convertible Promissory Note - Series 2022 – CF

The security will convert into Non-Voting Common Stock and the terms of the Convertible Promissory Note - Series 2022 - CF are outlined below:

Amount outstanding: $3,470,389.49
Maturity Date: January 01, 2024
Interest Rate: 1.0%
Discount Rate: 15.0%
Valuation Cap: $35,000,000.00
Conversion Trigger: In the event that the Company issues and sells equity securities to investors on or before the date of the repayment in full of the Convertible Promissory Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of equity securities resulting in gross proceeds to the Company of at least $1,000,000 ("Qualified Financing"), then it converts into Non-Voting Common Stock. If the Convertible Promissory Note does not convert under a Qualified Financing prior to the Maturity Date, the Convertible Promissory Note, including the entire outstanding principal balance and all unpaid accrued interest, will automatically convert upon the Maturity Date into Non-Voting Common Stock of the Company.

Material Rights

Conversion Into Non-Voting Common Stock

The Convertible Promissory Notes issued in the Regulation Crowdfunding offering "Convertible Promissory Note - Series 2022 - CF" as amended and hosted on StartEngine, may convert into Non-Voting Common Stock.

Sale of the Company

In the event the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of the Convertible Promissory Note, then (i) the Company will give the investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Convertible Promissory Note, the Company will pay to the investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all accrued and unpaid interest under the Convertible Promissory Note or (b) the amount the investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under the Convertible Promissory Note had been converted into Non-Voting Common Stock of the Company in accordance with the terms of the Convertible Promissory Note. "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Prepayment

The Company may repay the Convertible Promissory Note prior to the Maturity Date with the written consent of 51% in interest of the investors.

Amendment; Waiver

Any term of the Convertible Promissory Note may be amended or waived with the written consent of the Company and 51% in interest of the investors.

Maturity

Unless the Convertible Promissory Note has been previously converted in accordance with the terms of the Convertible Promissory Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of

$8,000,000 divided by the aggregate number of outstanding common stock of the Company as of immediately prior to the conversion of these Convertible Promissory Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Convertible Promissory Note) as soon as reasonably practicable following the Maturity Date.

Material Rights of R3 Printing, Inc.'s Non-Voting Common Stock

Same material rights and preferences as R3 Printing, Inc. Common Stock (see below), except for right to vote. Material Rights of R3 Printing, Inc. Common Stock

Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the Corporation ("Common Stock") or any right or interest therein held by such stockholder, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 11.03:

(a) If the stockholder receives from anyone a bona fide offer acceptable to the stockholder to purchase any Common Stock held by such stockholder, then the stockholder shall first give written notice thereof to the corporation (the "Transfer Notice"). The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the price per share and all other terms and conditions of the offer.

(b) For fifteen (15) days following receipt of the Transfer Notice, the corporation or its assigns shall have the option to purchase all or, with the consent of the stockholder, any lesser part of the Common Stock specified in the notice at the price and upon the terms set forth in such bona fide offer. In the event the corporation elects to purchase all or, as agreed by the stockholder, a lesser part, of the Common Stock, it shall give written notice to the selling stockholder of its election and settlement for said Common Stock shall be made as provided below in 11.03(c).

(c) In the event the corporation elects to acquire any of the Common Stock of the selling stockholder as specified in said selling stockholder's notice, the Secretary of the corporation shall so notify the selling stockholder and settlement thereof shall be made in cash, check, or other means of payment mutually agreeable to the parties within thirty (30) days after the Secretary of the corporation receives said selling stockholder's Transfer Notice; provided that if the terms of payment set forth in said selling stockholder's notice were other than cash against delivery, the corporation shall pay for said Common Stock on the same terms and conditions set forth in said selling stockholder's Transfer Notice.

(d) In the event the corporation does not elect to acquire all of the Common Stock specified in the selling stockholder's notice, said selling stockholder may, within the sixty (60) day period following the corporation's receipt of the Transfer Notice, sell elsewhere the Common Stock specified in said selling stockholder's Transfer Notice which were not acquired by the corporation, in accordance with the provisions of paragraph (c) of this bylaw, provided that said sale shall not be on terms and conditions more favorable to the purchaser than those contained in the bona fide offer set forth in said selling stockholder's Transfer Notice. All Common Stock so sold by said selling stockholder shall continue to be subject to the provisions of this Section 11.03 in the same manner as before said transfer.

(e) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Section 11.03:

(1) A stockholder's transfer of any or all Common Stock held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's Immediate Family, as defined herein. "Immediate Family" as used herein shall mean spouse (including, without limitation, any domestic partner or partner by virtue of same-sex marriage and/or civil union), lineal or adopted descendent, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder's bona fide pledge or mortgage of any Common Stock with a commercial lending institution, provided that any subsequent transfer of said Common Stock by said institution shall be conducted in the manner set forth in this bylaw.

(3) A stockholder's transfer of any or all of such stockholder's Common Stock to any other stockholder of the corporation.

(4) A stockholder's transfer of any or all of such stockholder's Common Stock to a person who, at the time of such transfer, is an officer or director of the corporation.

(5) A corporate stockholder's transfer of any or all of its Common Stock pursuant to and in accordance with the terms of any merger, consolidation, reclassification of Common Stock or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder's transfer of any or all of its Common Stock to any or all of its stockholders.

(7) A transfer of any or all of the Common Stock held by a stockholder which is a limited or general partnership to any or all of its partners.

(f) In any such case, the transferee, assignee, or other recipient shall receive and hold such Common Stock subject to the provisions of Section 11.03(c), and there shall be no further transfer of such Common Stock except in accord with Section 11.03.

(g) Any sale or transfer, or purported sale or transfer, of Common Stock shall be null and void unless the terms, conditions, and provisions of this Section 11.03 are strictly observed and followed.

(h) The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur: (1) upon the date Common Stock of the corporation is first offered to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended; or

(2) upon any deemed liquidation event (as may be defined in the Certificate of Incorporation).

The certificates representing the Common Stock shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(i) The provisions of this Section 11.03 shall not apply to any transfer of shares of preferred stock of the corporation or the shares of Common Stock issued upon conversion thereof.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertainty risk:
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections:
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess:
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited:
Any Convertible Promissory Notes purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the notes that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time:
You should be prepared to hold this investment for several years or longer. For a certain time period following your investment there may be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry in which it operates. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment:
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Convertible Promissory Notes. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Convertible Promissory Notes, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management discretion as to Use of Proceeds:
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We,

however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections and forward-looking information:
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service:
It is possible that there may never be an operational product or service or that the product/service may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/creditors.

Some of our products are still in prototype phase and might never be operational products:
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties:
We are currently in the research and development stage and have only manufactured a prototype for our products and/or services. Delays or cost overruns in the development of our products and/or services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company:
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity:
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have:
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected:
Our growth projections are based on an assumption that our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition:
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits:
The Company was incorporated under the laws of Delaware on March 12, 2018 but is not yet generating revenues. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. As a result, prospective investors have very limited financial or other information regarding the financial performance of Company or information on the Company's future prospects to assist in making their investment decision. Each investment should be evaluated on the basis that the Company's or any third party's assessment of the prospects of the Company may not prove accurate, and that the Company will not achieve its business objectives.

We have existing patents that we might not be able to protect properly:
One of the Company's most valuable assets is its intellectual property. The Company owns numerous patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the available capital of the Company.

We have pending patent approvals that might be vulnerable:
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective:
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark, or copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks, copyrights, or other intellectual property are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them:
Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, copyrights, or other intellectual property, we might choose not to file suit because we lack the capital resources to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademarks, copyrights, or other intellectual property outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademarks, copyrights, or other intellectual property could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents, trademarks, copyrights, or other intellectual property because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business:
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business:

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Errors or defects in our extrusion-based additive manufacturing technology, and related hardware and software services, could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation, and expose us to potential liability:

Sophisticated software and complex 3D printed products may contain errors, defects, or other performance problems at any point in the life of the product. If errors or defects are discovered in our future products or services, we may not be able to correct them in a timely manner or provide an adequate response to our customers. We may therefore need to expend significant financial, technical, and management resources, or divert some of our development resources, in order to resolve or work around those defects. We may also experience an increase in our service and warranty costs. Particularly in the emerging market we operate, errors or defects in our products or services could lead to claims by customers against us and expose us to lawsuits that may damage our reputation. Claims may be made by individuals or by classes of users. Our product liability and related insurance policies may not apply or sufficiently cover any product liability lawsuit that arises from defective products or software. Customers such as our collaboration partners may also seek indemnification for third party claims allegedly arising from breaches of warranties under our collaboration agreements. Errors and defects of our 3D Printers or related hardware or software could also lead to recalls or safety alerts relating to our 3D Printers and could result, in certain cases, in the removal of a product from the market. Further, errors, defects or other performance problems in our 3D printers or related hardware or software may also result in the loss of, or delay in, the market acceptance of our products and services or postponement of customer deployment. Such difficulties could result in significant costs as well as negative publicity that could reduce demand for our 3D Printers. Technical problems, or the loss of significant customers with a particularly important reputation, could also damage our own business reputation and cause us to lose new business opportunities.

We are selling Convertible Promissory Notes that will convert into Non-Voting Common Stock:

The Convertible Promissory Notes will convert into a number of the Company's Non-Voting Common Stock pursuant to certain terms. For example, if there is a Qualified Financing prior to the Maturity Date of the Convertible Promissory Note, the Convertible Promissory Note will convert into Non-Voting Common Stock and at a price per share equal to the lesser of (i) a discount of 15% on the price per share paid in the qualified equity financing or (ii) calculated based on a valuation cap of $35,000,000; meaning investors would be rewarded for taking on the early risk of investment. Investors in the Convertible Promissory Note will not know how much their investment is worth until that happens. The outside investors at the time of conversion, if any, might value the Company at an amount well below the $35,000,000 valuation cap, so you should not view the $35,000,000 valuation cap as being an indication of the Company's present value. If you choose to invest, you should be prepared that your Convertible Promissory Note may continue to be outstanding until the Maturity Date.

Investors will not have voting rights, even upon conversion of the Convertible Promissory Notes into Non-Voting Common Stock:

Investors will not have the right to vote upon matters of the Company even if and when their Convertible Promissory Notes are converted into Non-Voting Common Stock.

The terms of this Offering have been arbitrarily determined by the Company:

The valuation cap of $35,000,000 contained in the Convertible Promissory Notes being offered has been determined solely and arbitrarily by the Company. The valuation cap bears no relationship to the present valuation of the Company. Additionally, no independent studies with respect to feasibility, management or marketing by a disinterested person have been considered in determining the Company's capital requirements or plans of operations. Therefore, there can be no assurance that the capital raised will be adequate for the execution of our business plan and the other objectives of the Company or that additional capital will not be required in the future on terms more favorable than offered in this Offering. The Convertible Promissory Notes and any Non-Voting Common Stock will not be freely tradable until one year from the initial purchase date.

Although the Convertible Promissory Notes may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney:

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for these securities. Because these securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except as otherwise provided under the Securities Act. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Each investor in this Offering will be required to represent that it is purchasing the securities for its own account, for investment purposes, and not with a view to resale or distribution thereof. The terms of the securities may not be indicative of the value of our Company. In the event of a conversion of the Convertible Promissory Notes, you may be unable to sell the Securities Non-Voting Common Stock received due to the conversion at or above your conversion price, which may result in substantial losses to you, and which may include the complete loss of your investment. Without a public market, the value of the Company and the value of the Securities may fluctuate significantly in the future. The trading price, if any, of the Convertible Promissory Notes upon conversion to Non-Voting Common Stock that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the conversion price.

Securities with superior rights may be offered in the future:
In the future, it is likely that the Company will issue securities with rights superior to those associated with the securities purchased in the current round of funding. Those rights could include, but will not necessarily be limited to, the right to receive dividends, the right to participate in management, the right to receive preferential distributions on the sale of the Company, the right to be protected from dilution, and preemptive rights.

The Convertible Promissory Note contains an irrevocable waiver of a jury trial and any jury trial rights:
By purchasing a Convertible Promissory Note in this Offering, you agree to be bound by the respective section of the Convertible Promissory Note which contains a jury trial waiver as well as a waiver of all jury trial rights. The jury trial waiver and the waiver of all jury trial rights apply to all claims arising out of or relating to the Convertible Promissory Note.

Investors will not be entitled to any inspection rights or information other than those required by applicable law:
You will not have the right to inspect the books and records of the Company or receive financial or other information as Convertible Promissory Note holders are not considered shareholders. Other equity holders may have such rights. This lack of information could put Convertible Promissory Note holders at a disadvantage compared to other security holders.

When and if the Convertible Promissory Notes convert, your ownership of the Non-Voting Common Stock will be subject to dilution:
In case of a conversion of the Convertible Promissory Notes into Non-Voting Common Stock of the Company, owners of the shares received due to the conversion may not have preemptive rights. If the Company conducts subsequent offerings of shares of capital stock of the Company, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, holders of the Non-Voting Common Stock who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares.

The Company does not anticipate paying any cash dividends for the foreseeable future:
Investors should not expect to receive dividends if and when the Convertible Promissory Notes convert into Non-Voting Common Stock of the Company. The Company currently intends to retain future earnings, if any, for the foreseeable future to support its operations and growth.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature:
Investors should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither this Offering nor the securities being offered have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company:
No governmental agency has reviewed or passed upon this Offering, the Company or any securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company's Securities, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

We operate in an emerging market, which makes it difficult to evaluate our business and future prospects:
3D printers such as ours represent a new and emerging market. Accordingly, our business and prospects are difficult to evaluate. You should consider the challenges, risks and uncertainties frequently encountered by companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to: generate sufficient revenue to maintain profitability; acquire and maintain market share; manage growth in our operations; attract and retain customers; attract and retain key personnel; adapt to a new or changing regulatory environment; and access additional capital when required and on reasonable terms. We cannot be certain that we will successfully address these and other challenges, risks, and uncertainties. Failure to do so could adversely affect our business, results of operations, and financial condition.

We may not be able to establish, maintain or increase the market share or reputation of our extrusion-based additive manufacturing technology, and related hardware and software services that we need to become and remain a market standard:
The 3D printing industry is rapidly growing on a global scale and is subject to constant innovation and technological change. A variety of technologies compete against one another in our market, which is driven, in part, by technological advances and end-user requirements and preferences, as well as by the emergence of new standards and practices. As 3D printers evolve, the industry standards that are adopted and adhered to are a function of the inherent qualities of the technology as well as the willingness of members of the industry to adopt them. To remain competitive, we depend on keeping up with these developments or be the leader of these developments to be and stay recognized in the market and set standards for the industry. However, we may not be able to achieve these results which could harm the future growth and profitability of our business.

From time to time, third parties may claim that one or more of our products or services infringe on their intellectual property rights:
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive, and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim or negotiating a license, in response to a claim of intellectual property infringement.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies:
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state, or local laws and regulations could increase our expenses and adversely affect our results of operations:
Our business is subject to a wide array of laws and regulations. The government may render new regulatory regimes that may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons:
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services, and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success:
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image, especially in the event of a delay in our product launch. Increasing attention on marketing could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence, and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We will increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company has the right to extend this Offering deadline:
The Company may extend this Offering deadline beyond what is currently stated herein. This means that this Offering may continue to be outstanding for an indefinite period of time.

SECURITIES LAW LEGEND
THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS MEMORANDUM AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND

FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT. IN ADDITION, AS THE COMPANY'S BUSINESS PLAN DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE COMPANY MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISK FACTORS.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned on <u>April 24, 2025.</u>

R3 Printing, Inc.

By: _____

Name: Paul Sieradzki
Title: Co-Founder & CEO

EXHIBIT A

Financial Statements

R3 PRINTING, INC.

Financial Statements

For the calendar year periods ended December 31, 2024 and 2023

NO ASSURANCE GIVEN


R3 PRINTING, INC.
BALANCE SHEET
As of December 31, 2024 and 2023
See Notes to Financial Statements
NO ASSURANCE GIVEN


ASSETS		2024		2023
Current Assets:				
Cash and cash equivalents	$	1,084,489	$	923,266
Other current assets		160,832		254,550
Total Current Assets		1,245,321		1,177,816
Capitalized patent costs		191,993		150,250
Fixed assets, net		21,183		23,134
Security deposits		15,070		15,070
TOTAL ASSETS	$	**1,473,567**	$	**1,366,270**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Current Liabilities:				
Accounts and credit cards payable	$	5,901	$	15,919
Accrued expenses		10,528		10,521
Total Current Liabilities		16,429		26,440
Non-current Liabilities:				
Convertible Note		5,026,522		4,055,508
Interest payable		161,492		161,389
TOTAL LIABILITIES		5,204,443		4,243,337
Shareholders' Equity/(Deficit):				
Common Stock (10,000,000 common shares authorized,				
$0.001 par value per share, 9,600,000 shares issued and outstanding)		5,600		5,600
SAFE investment, net of offering costs		56,974		149,854
Retained deficit		(3,793,450)		(3,032,520)
Total Stockholders' Equity/(Deficit)		(3,730,877)		(2,877,067)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**1,473,567**	$	**1,366,270**


R3 PRINTING, INC.
STATEMENT OF OPERATIONS
For the calendar year periods ended 2024 and 2023
See Notes to Financial Statements
NO ASSURANCE GIVEN


	2024	2023
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	466,829	559,936
Research and development	324,508	280,700
Total Operating Expenses	791,337	840,636
Operating Income (Loss)	(791,337)	(840,636)
Other income (expense)	32,381	(21,482)
Interest income (expense)	18,883	(936)
Amortization (expense)	(13,339)	(9,238)
Depreciation (expense)	(5,021)	(3,567)
(Provision) benefit for Income Taxes	(2,497)	41,379
Net Loss	$ (760,930)	$ (834,480)

R3 PRINTING, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For the calendar year periods ended 2024 and 2023
See Notes to Financial Statements
NO ASSURANCE GIVEN

	Common Stock	SAFE instruments	Accumulated Deficit	Total Shareholders' Equity
Balance as of January 1, 2023	**$ 5,600**	**$ 216,704**	**$ (2,198,040)**	**$ (1,975,737)**
Costs of offering		(66,850)		(66,850)
Net (Loss)			(834,480)	(834,480)
Balance as of December 31, 2023	**$ 5,600**	**$ 149,854**	**$ (3,032,520)**	**$ (2,877,067)**
Costs of offering		(92,880)		(66,850)
Net (Loss)			(760,930)	(834,480)
Balance as of December 31, 2024	**$ 5,600**	**$ 56,974**	**$ (3,793,450)**	**$ (3,730,877)**

R3 PRINTING, INC.
STATEMENT OF CASH FLOWS
For the calendar year periods ended 2024 and 2023
See Notes to Financial Statements
NO ASSURANCE GIVEN

	2024	2023
Cash Flows From Operating Activities		
Net Loss	$ (760,930)	$ (834,480)
Adjustments to reconcile net loss to net cash used in operating activities:		
Add back: Amortization and depreciation	18,360	12,805
Changes in operating assets and liabilities:		
(Increase) Decrease in other current assets	93,718	(50,655)
Increase (Decrease) in current liabilities	(10,018)	(1,790)
Increase (Decrease) in accrued expenses	7	10,521
Increase (Decrease) in interest payable	0	29,431
Net Cash Used In Operating Activities	**(658,863)**	**(834,168)**
Cash Flows From Investing Activities		
Costs of patent development and fixed assets	(55,082)	(59,956)
Security deposits	0	(3,155)
Costs of fixed assets	(3,070)	(7,031)
Net Cash Used In Investing Activities	**(58,152)**	**(70,142)**
Cash Flows From Financing Activities		
Cash used in securities offering	(92,880)	(66,850)
Issuance of convertible note	971,118	749,448
PPP loan forgiveness	0	0
Net Cash Provided By Financing Activities	**878,238**	**682,598**
Net Change In Cash and Cash Equivalents	**161,223**	**(221,712)**
Cash and Cash Equivalents at Beginning of Period	923,266	658,633
Cash and Cash Equivalents at End of Period	$ 1,084,489	$ 923,266

R3 PRINTING, INC.
NOTES TO FINANCIAL STATEMENTS
For the Periods ending December 31, 2024 and 2023
NO ASSURANCE GIVEN

NOTE 1 - NATURE OF OPERATIONS

R3 Printing, Inc. (which may be referred to as the "Company," "we," "us," or "our") develops, markets and otherwise commercializes three-dimensional printing technology and hardware. The Company incorporated on March 12, 2018 in the State of Delaware.

Since Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2024, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funds from revenue-producing activities, if and when such can be realized. If the Company cannot fund its operations with revenue-producing activities, and/or fails to raise additional funds or secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2024 the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking accounts. As of December 31, 2024 and 2023, the Company had cash on hand totaling $1,084,489 and $923,266, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to

five years.

Intangible Assets

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company has not recorded any impairment as of December 31, 2024.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recorded $41,379 of income tax benefit in 2023 due from claims of a income tax credit for increasing research and development costs. This credit is available to offset future tax liability. The Company believes this will be reasonably achieved and has realized all but $2,633 as of December 31, 2024.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2024, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned any revenue.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Capitalized Patent Costs
The Company applies the principles of GAAP to record an asset for its capitalized patent costs. Accordingly, the Company will test the value of these capitalized patent costs for impairment in accordance with GAAP.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – CAPITALIZED PATENT COSTS

Intangible Assets as of December 31, 2024 and 2023 consisted of the following:

	2024	2023
Beginning balance	$ 150,250	$ 99,802
Add: additional costs	55,082	59,956
Less: amortization	(13,339)	(9,238)
Ending balance	$ 191,993	$ 150,250

Current impairment expense totaled $0 for the periods ended December 31, 2024 and 2023.

NOTE 4 – INCOME TAX PROVISION

The Company has not yet filed a corporate tax return for 2024, but will do so in a timely manner, including extensions. The Company incurred a loss during the period from Inception through December 31, 2024 and so no tax provision is required as any deferred tax asset is unlikely to have value based on the Company's lack of taxable income except for the tax credit from research and development discussed above in Note 2.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its management team.

NOTE 6 – SHAREHOLDERS' EQUITY AND CONVERTIBLE NOTE

Capital Contributions

In conjunction with the Company's Inception in 2018, the Company had authorized the issuance of up to 10 million shares of a single class of Common Stock, par value of $0.001. In conjunction with the Company's founding and start-up, 4 million of these shares were issued to founders, management or key partners.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2018 and incurred a loss for the period from Inception through December 31, 2024. The Company's ability to continue is dependent upon management's ability to achieve profitable operations or to raise additional funds in order to sustain operations until such a time when profitable operations are realized. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8– SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 23, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CEO Certification of R3 Printing, Inc. 2024-2023 Financial Statements

I, <u>Paul Sieradzki</u>, <u>Co-Founder & CEO</u> of <u>R3 Printing, Inc.</u> (the "Company"), hereby certify that the financial statements of the Company and notes thereto for the periods ending <u>December 31, 2024</u> and <u>December 31, 2023</u> included in this Form C-AR annual report are true and complete in all material respects and that the information accurately reflects the financial condition of the company for the periods indicated above.

As of the date signed below, the Company has not yet filed a corporate tax return for 2024, but will do so in a timely manner, including extensions. The Company incurred a loss during the 2024 tax period, so no tax provision is required as any deferred tax asset is unlikely to have value based on the Company's lack of taxable income during this period.

IN WITNESS WHEREOF, this Chief Executive Officer's Financial Statements Certification has been executed as of the date signed below.

Signed: _____

Title: _____ Co-Founder & CEO _____

Date: _____ April 24, 2025 _____